                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      Leisure Time Casinos & Resorts, Inc.

                                (Name of Issuer)

                    Common Stock, $0.001 par value per share

                         (Title of Class of Securities)

                                   52541P 10 1
                      ------------------------------------
                                 (CUSIP Number)

          Kevin J. Kanouff, 370 Seventeenth Street, Suite 4700, Denver,
       -------------------------------------------------------------------
                                 Colorado 80203
                          ---------------------------
                                 (303) 629-3437
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing  person has  previously  filed a statement  on Schedule
13G to report the  acquisition  that is the subject of this  Schedule
13D,  and  is  filing  this  schedule   because  of ss.ss.240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note:  Schedules  filed  in  paper  format  shall  include  a  signed original and five copies of the  schedule,  including  all  exhibits.
Seess.240.13d-7 for other parties to whom copies are to be sent.

* The  remainder  of  this  cover  page  shall  be  filled  out for a reporting  person's  initial  filing on this form with respect to the subject  class  of  securities,  and  for  any  subsequent  amendment containing  information which would alter  disclosures  provided in a prior cover page.

The  information  required on the  remainder of this cover page shall not be deemed to be  "filed"  for the  purpose  of  Section 18 of the
Securities  Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities  of that  section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      52541P 10 1
               ------------

1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of
     above persons (entities only).
            Kevin J. Kanouff
     ---------------------------------------------------------------

2.   Check  the   Appropriate  Box  If  a  Member  of  a  Group  (See
     Instructions)
     (a)
         --------------------------------------------------
     (b)
         --------------------------------------------------

3.   SEC Use Only

4.   Source of Funds (See Instructions)               OO
                                         ----------------------------------------

5.   Check if Disclosure of Legal  Proceedings  Is Required  Pursuant
     to Items 2(d) or 2(e)
                            -------

6.   Citizenship or Place of Organization    United States
                                           -----------------------------
   Number of  7. Sole Voting Power     -0-
                                    ---------------------------
   Shares
   Beneficially  8.    Shared Voting Power   1,950,000 shares
                                            ---------------------------------
   Owned by
   Each       9. Sole Dispositive Power  -0-
                                        --------------------------------
   Reporting
   Person     10.Shared Dispositive Power    50,000 shares
   With                                   -----------------------------

11.  Aggregate Amount Beneficially Owned by Reporting Person
                                                              -
     1,950,000 shares
     ---------------------------

12.  Check  if the  Aggregate  Amount  in Row (11)  Excludes  Certain
     Shares (See Instructions)  [   ]

13.  Percent of Class Represented by Amount in Row (11)    33%
                                                         --------------------

14.  Type of Reporting Person (See Instructions)
         IN
     ------------------------------------------------------

Item  1. SECURITY AND ISSUER

     The  title  of the  class of  equity  securities  to which  this statement  relates  is shares of Common  Stock,  $0.001 par value per share ("Common Stock"), of Leisure Time Casinos & Resorts,  Inc. (the
"Issuer").

     The name and address of the principal  executive  offices of the
Issuer are:

         Leisure Time Casinos & Resorts, Inc.
         4258 Communications Drive
         Norcross, Georgia  33093

Item  2. IDENTITY AND BACKGROUND

     (a) The  name  of the  reporting  person  is  Kevin  J.  Kanouff
        ("Reporting Person").

     (b) The residence address of the Reporting Person is:

              25125 East Plymouth Circle
              Aurora, Colorado  80016

     (c) The principal  occupation  of the Reporting  Person is as an attorney with Dorsey &  Whitney LLP, 370  Seventeenth  Street,  Suite
4700, Denver, CO 80202.

     (d) During the last five  years,  the  Reporting  Person has not
been   convicted  in  a  criminal   proceeding   (excluding   traffic
violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

Item  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November  27, 2001,  the  Reporting  Person  became a Trustee under a Voting Trust  Agreement  dated as of August 29, 2001,  by and between  Alan  N.  Johnson  and  Andre  Marc  Hilliou.  A copy of the
Voting Trust Agreement is filed as an Exhibit  hereto.  In the Voting
Trust  Agreement,  Alan N.  Johnson has agreed to transfer  1,900,000 shares  ("Shares")  of the Issuer's  Common Stock to the Voting Trust
to be voted by the  Voting  Trustees.  The Voting  Trustees,  who now
consist of Andre  Marc  Hilliou,  Thomas S.  Smith and the  Reporting
Person are entitled to vote the Shares  according to a majority  vote of the Voting  Trustees.  A quorum of the Voting Trustees is required for a vote on any  action.  In the event there is not a quorum of the
Voting Trustees,  the Reporting Person is required to vote the Shares in the same  percentages  for and against  proposals  as are received from other voting shareholders of the Issuer.

     Unless  terminated  earlier  as  provided  in the  Voting  Trust
Agreement, it will terminate on August 23, 2006.

Item  4. PURPOSE OF TRANSACTION

     The purpose of the Voting Trust  Agreement is to take the voting rights of the  Shares  away from Alan N.  Johnson  in order to assist the Issuer in  becoming  licensed  under the  gaming  laws of various jurisdictions.  At this time,  the  Reporting  Person has no plans or proposals which relate to or would result in:

     (a) the  acquisition  by any person of additional  securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary  corporate  transaction,  such as a merger, reorganization  or  liquidation  involving  the  Issuer or any of its subsidiaries;

     (c) a sale or  transfer  of a  material  amount of assets of the
Issuer or any of its subsidiaries;

     (d) any change in the present  board of directors or  management of the Issuer,  including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any  material  change  in  the  present   capitalization  or
dividend policy of the Issuer;

     (f) any  other  material  change  in the  Issuer's  business  or corporate  structure including but not limited to, if the Issuer is a registered  closed-end  investment company, any plans or proposals to make  any  changes  in its  investment  policy  for  which  a vote is required by section 13 of the Investment Company Act of 1940;

     (g) changes in the  Issuer's  charter,  bylaws,  or  instruments
corresponding   thereto  or  other   actions  which  may  impede  the
acquisition of control of the Issuer by any person;

     (h) causing a class of  securities  of the Issuer to be delisted from a national  securities  exchange or cease to be authorized to be quoted in an inter-dealer  quotation system of a registered  national securities association;

     (i) a  class  of  equity   securities  of  the  Issuer  becoming
eligible  for  termination  of   registration   pursuant  to  Section
12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

     The Reporting  Person has not been  presented  with any proposal by any  shareholder to effectuate any of the foregoing  transactions.
However,  it is possible that the Reporting Person could be presented with such a proposal in the future.

Item  5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Schedule  13D, the  Reporting  Person beneficially  owned  1,950,000  shares  of the  Common  Stock  of the
Issuer.  The  1,950,000  shares  beneficially  owned by the Reporting
Person  represent  approximately  33%  of  the  Issuer's  outstanding
Common Stock as of the date of this Schedule 13D.

     (b) The Reporting  Person has shared power to vote the 1,900,000 shares.  The power is shared with the following persons:

         (1)  a)  Andre Marc Hilliou.

              b)  The  residence  address of Andre Marc  Hilliou  is:
              185 Trillium Hills Way, Fincastle, Virginia 24090.

              c)  The  principal  occupation of Andre Marc Hilliou is
              as the  President  of the Issuer,  the address of which
              is:  4258  Communications  Drive,   Norcross,   Georgia
              33093.

              d)  The  Reporting  Person does not know whether or not
              during  the  last  5  years  Andre  Marc   Hilliou  was
              convicted in a criminal proceeding.

              e)  The  Reporting  Person does not know whether or not
              know  whether or not during the last 5 years Andre Marc
              Hilliou  was  a  party  to  a  civil  proceeding  of  a
              judicial   or   administrative    body   of   competent
              jurisdiction  and as a result of such proceeding was or
              is  subject  to  a  judgment,  decree  or  final  order
              enjoining  future  violations  of,  or  prohibiting  or
              mandating  activities  subject  to,  federal  or  state
              securities  laws or finding any violation  with respect
              to such laws.

              f)  The Reporting  Person does not know the citizenship
              of Andre Marc Hilliou.

         (2)  a)  Thomas S. Smith

              b)  The  business   address  of  Thomas  S.  Smith  is:
              Dorsey & Whitney,  LLP, 370 Seventeenth  Street,  Suite
              4700, Denver, Colorado 80202.

              c)  The  principal  occupation of Thomas S. Smith is an
              attorney  with Dorsey & Whitney,  LLP, 370  Seventeenth
              Street, Suite 4700, Denver, Colorado 80202.

              d)  During  the last 5 years  Thomas  S.  Smith has not
              been  convicted  in a  criminal  proceeding  (excluding
              traffic violations or similar misdemeanors).

              e)  During  the last 5 years  Thomas S. Smith was not a
              party  to  a  civil   proceeding   of  a  judicial   or
              administrative body of competent  jurisdiction and as a
              result  of  such  proceeding  was  or is  subject  to a
              judgment,   decree  or  final  order  enjoining  future
              violations of, or  prohibiting or mandating  activities
              subject  to,  federal  or  state   securities  laws  or
              finding any violation with respect to such laws.

              f)  Thomas S. Smith is a United States citizen.

     (c) All  transactions  in the Common  Stock of the Issuer by the
Reporting  Person that were  effected  during the past sixty days are reported in Item 3 above.

     (d) Except as stated  herein,  no other  person has rights  with respect to the securities beneficially owned by the Reporting Person.

     (e) Not Applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Other  than  as  specified  herein,   there  are  no  contracts,
arrangements,  understandings  or relationships  (legal or otherwise)
between or among the person  named in Item 2 and any other  person or persons with respect to any  securities of the Issuer,  including but not limited to transfer or voting of any of the securities,  finder's fees,  joint ventures,  loan or option  arrangements,  puts or calls, guarantees  of profits,  division of profit or loss, or the giving or withholding  of  proxies.  None of the shares of Common  Stock of the
Issuer  beneficially  owned by the  Reporting  Person are  pledged or otherwise  subject to  contingencies  the  occurrence  of which would give  another  person  voting  power or  investment  power  over such securities,  other  than in  connection  with  standard  default  and similar provisions in loan agreements.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Voting Trust Agreement made the 29th day of August, 2001.

                              Signature

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the  information  set forth in this statement is true, complete and correct.

Dated:  December 3, 2001

                                 /s/ Kevin J. Kanouff
                                ------------------------------------
                                Kevin J. Kanouff

                             VOTING TRUST AGREEMENT

     THIS AGREEMENT is made the 29th day of August, 2001, by and between Alan N.
Johnson ("Stockholder"), Andre Marc Hilliou ("Hilliou"), a second voting trustee to be named later by Stockholder  ("Administrative  Voting Trustee") and a third voting  trustee  to be named  later by  Stockholder  ("Third  Voting  Trustee").
Hilliou, the Administrative Voting Trustee and the Third Voting Trustee shall be referred to individually in this Agreement as "Voting  Trustee" and collectively as "Voting Trustees"):

     EXPLANATORY STATEMENT

     A.  Leisure Time Casinos & Resorts, Inc. (hereinafter referred to as "Corporation") is a Colorado corporation.

     B.  Stockholder is the owner and holder of shares of common stock of the Corporation ("Shares").

     C.  Stockholder deems it to be in the best interest of
Stockholder and Corporation to have the Shares voted during the term of the Voting Trust by Voting Trustees.

     NOW, THEREFORE, Stockholder, in order to assure the voting of the Shares by
Voting Trustees does hereby transfer all of the Shares to Voting Trustee for the purpose of vesting in Voting  Trustees  the right to vote  thereon and to act in respect thereof for a period not to exceed five years,  upon the following terms and conditions:

     FIRST:  Stockholder  agrees  immediately  to assign and  transfer to Voting
Trustees the number of Shares set opposite his respective  signature hereto, for the purpose of vesting in Voting  Trustees,  as trustees of an active trust, the right to vote  thereon  and act in respect  thereof,  for a period of five years from the date hereof,  subject to earlier termination pursuant to Articles SIXTH and NINTH hereof.

     SECOND:   Upon  surrender  and  cancellation  of  the  stock   certificates
representing the Shares held by Stockholder,  Administrative  Voting Trustee, on behalf of the Voting Trustees, shall cause to be issued, in respect of the stock of the Corporation  held by them,  pursuant to the terms hereof,  a voting trust certificate in substantially the following form (hereinafter  referred to as the
"Voting Trust Certificate"):

     This Voting Trust  Certificate is subject to the terms,  restrictions,  and conditions  of a Voting Trust  Agreement on file with Leisure Time Casinos &
Resorts,  Inc.,  dated August 29th,  2001.  The  securities  represented by this
Voting Trust  Certificate  have not been registered  under the Securities Act of
1933 (the "Act") or applicable  state  securities  laws (the "State Acts"),  and shall not be sold,  pledged,  hypothecated,  donated  or  otherwise  transferred
(whether or not for consideration) by the holder except upon the issuance to the
Voting  Trustees of a favorable  opinion of their  counsel or  submission to the
Voting  Trustees of such other evidence as may be satisfactory to counsel to the
Voting Trustees,  to the effect that any such transfer shall not be in violation of the Act and the State Acts.

                      COMMON STOCK VOTING TRUST CERTIFICATE

     THIS IS TO CERTIFY  that on the 29th day of August,  2001,  Alan N. Johnson shall be entitled to receive a  certificate  or  certificates,  expressed  to be fully paid and  non-assessable,  for  1,900,000  shares of the  common  stock of
Leisure Time Casinos & Resorts, Inc. (hereinafter referred to as the "Common
Stock"),  and,  in the  meantime,  to  receive  payments  equal to the amount of dividends or other  distributions,  if any,  collected by the undersigned Voting
Trustees upon a like number of such shares standing in his name,  subject to the terms and  conditions  of the Voting  Trust  Agreement  dated  August 23,  2001,
(hereinafter referred to as the "Agreement")  hereinafter  mentioned.  Until the actual transfer of such stock certificate or certificates  which shall terminate the Agreement for the stock  transferred,  the Voting Trustees shall possess and shall be entitled in their discretion, to exercise all rights of stockholders of every  nature,  including  the  right to vote in  respect  of any or all of such
Common Stock except as in the Agreement limited;  it being agreed that no voting right  shall  pass to others by or under  this  certificate,  or by or under any agreement  express or implied.  This  certificate is issued pursuant to, and the rights of the holder is subject to and limited by, the terms and  conditions  of the  Agreement,  which  Agreement  is on file  in the  principal  office  of the
Corporation at 1258 Communications  Drive,  Norcross,  Georgia 30093. The holder hereof,  his/her  heirs,  guardians,  personal  and  legal  representatives  and assigns,  by the acceptance  hereof,  expressly  assents to all of the terms and conditions of the Agreement,  including the assumption of such  obligations  and liabilities  as are  mentioned  therein.  No stock  certificate  shall be due or deliverable  hereunder  before  the 29th day of  August,  2006,  but the  Voting
Trustees may make earlier  delivery  thereof pursuant to the applicable terms or the Agreement.  This certificate is transferable on the voting trust certificate books of the Voting Trustees, which shall be kept for that purpose at the office of the Administrative  Voting Trustee, by the registered holder hereof in person or by duly  authorized  attorney,  upon surrender of this  certificate  properly endorsed.  Until so  transferred,  the Voting  Trustees may treat the registered holder as owner  hereof for all  purposes  except as  otherwise  provided in the
Agreement.  This  certificate  is not valid  unless  duly  signed by all persons acting as Voting Trustees as of the date of issuance hereof.

     No  assignment,  transfer,  sale or alienation of this  certificate  or the shares  represented  hereby  shall be  valid  or  effective  unless  all  terms, conditions  and provisions  hereof and in the Agreement  above referred to shall have been fully complied with.

     IN WITNESS WHEREOF,  the undersigned Voting Trustees have signed and sealed this Certificate, this _______ day of ________, 200__.

     WITNESS:

     -----------------------------       --------------------------------

     WITNESS:

     -----------------------------       --------------------------------

     WITNESS:

     -----------------------------       --------------------------------

     FOR VALUE RECEIVED,  ____________ hereby sells, assigns, and transfers unto
_______________ this Voting Trust Certificate representing ______________ (____)
shares  of the  Common  Stock of the  Corporation  and does  hereby  irrevocably constitute and appoint  _______________ as Attorney-in-Fact to transfer the said shares  on the books of the  within  named  Voting  Trustee  with full  power of substitution in the premises.

     DATED _________________, 200__

     WITNESS:_____________________  ________________________________
                                    [Voting Trust Certificate Holder]

     THIRD: In the event that Voting Trustees shall receive any additional stock certificates of Corporation by way of dividend upon stock held by him under this
Agreement,  Voting Trustees shall hold such stock certificates  likewise subject to the  terms of this  Agreement,  and shall  issue  voting  trust  certificates representing such stock certificates to the respective  registered holder of the then outstanding voting trust certificate entitled to such dividend.

     FOURTH:  Voting Trustees shall execute any and all of the said voting trust certificates,  and no voting trust certificate shall be valid unless duly signed by Voting Trustees.  Each voting trust  certificate shall be transferable on the voting trust  certificate books of Voting Trustees (which shall be kept for that purpose at the office of the  Administrative  Voting  Trustee) by the registered holder  thereof,  either  in  person or by duly  authorized  attorney,  upon the surrender of such voting trust certificate properly endorsed for transfer. Until so transferred,  the Voting  Trustees may treat the registered  holder of voting trust  certificates as owner thereof for all purposes,  except that the delivery of stock certificates  hereunder and certain payments hereunder;  as hereinafter provided, shall not be made without surrender of such voting trust certificates.
The  holder  of any  voting  trust  certificate  shall  immediately  notify  the
Administrative  Voting Trustee of any mutilation,  loss or destruction  thereof, and the Administrative Voting Trustee may, in his discretion,  cause one or more new certificates  representing the same number of shares in the aggregate, to be issued to such holder upon the  surrender of the  mutilated  certificate,  or in
case  of  loss  or  destruction,   upon  satisfactory  proof  of  such  loss  or
destruction,  and the deposit of indemnity by way of bond or otherwise,  in such form and amount and with such surety or sureties  as the  Administrative  Voting
Trustee may require to indemnify  him against loss or liability by reason of the issuance of such new certificate;  but the Administrative Voting Trustee may, in his discretion,  refuse to issue such new certificate,  save upon the order of a court having jurisdiction in such matters.

     FIFTH:  Until the termination of this Agreement  Voting Trustees shall hold in trust in an interest bearing account all cash payments equal to the amount of dividends or other distributions,  if any, collected by Voting Trustees upon the number  of  shares  of stock  of the  Corporation  standing  in the name of such registered  holder,  and any  payment  representing  the  amount  received  upon redemption  or  sale  of  any  common  stock  represented  by the  voting  trust certificate or  certificates  held by him,  subject,  however,  to the terms and conditions  of this  Agreement.  Those  registered  as holders  of voting  trust certificates on the dates fixed as record dates by the Corporation for dividends and for the allotment of rights shall be, upon  termination  of this  Agreement, entitled to such  payments and to any rights to the benefit of which  holders of voting trust certificates may be entitled under this Agreement.  Voting Trustees may, in their discretion,  from time to time, close the voting trust certificate books  against  transfers  of  voting  trust  certificates  for the  purpose  of determining the voting trust certificate holders entitled to such payments or to such rights,  or for the purpose of  determining  the voting  trust  certificate holders  entitled to vote at any meeting thereof or to do any thing or act to be done or performed by said holders.

     SIXTH:  This Agreement shall  terminate,  in any event, on August 23, 2006, without notice by or action of the Voting Trustees; but, at any earlier time, it may be terminated as follows:

o    upon the Stockholder  being  licensable by any gaming  regulatory body that the Corporation has a license or to which the Corporation has applied for a license;

o    upon the closing of a transaction  contemplated  by a duly  executed  stock purchase  agreement  in which  Stockholder  agrees to sell the Shares to an unrelated third party;

o    for only such amount of Shares that can be sold by  Stockholder,  from time to time, pursuant to Reg.ss.230.144 of the Securities Act of 1933; or

o    for only such shares as are sold in a private transaction.

     On the first day of (five years from date of Agreement or an earlier agreed upon  date),  or upon  the  earlier  termination  of  this  Agreement  as  above specified, Administrative Voting Trustee, in exchange for, or upon surrender of, any voting trust  certificate  then  outstanding,  shall, in accordance with the terms  hereof,  and out of the  stock  held  by him  hereunder,  deliver  proper certificates  of  stock  of the  Corporation  to the  holders  of  voting  trust
certificates  and  thereupon  all  liability  of  Voting   Trustees,   or  their
successors,  or  successor,  or of any of them,  for the  delivery of said stock certificates shall cease and terminate.  The  Administrative  Voting Trustee may call upon and require the holders of voting trust certificates to surrender them in exchange for  certificates of stock of the number of shares to which they are entitled hereunder.

     SEVENTH:  Until the  termination  of this Voting  Trust as set forth above,
Voting  Trustees  shall,  in  respect  of any and all of the stock  held by them hereunder  exercise  the right to vote  thereon for every  purpose  given to the shareholders of the Corporation.  The  Administrative  Voting Trustee shall vote the Shares  according to a majority vote of the Voting  Trustees.  A quorum of a majority of the Voting  Trustees shall be required for a vote on any action.  In the event that there is not a quorum of the Voting Trustees,  the Administrative
Voting  Trustee  shall vote the Shares in the same  percentages  for and against proposals as are received from the other voting shareholders of the Corporation.
Upon receipt of a proxy statement from the Corporation the Administrative Voting
Trustee  shall  immediately  mail a  notice  of the  same  to the  other  Voting
Trustees.  Such notice shall contain a copy of the proxy  statement and by cover letter  set  forth a time and  place of a  meeting  to be held in  person  or by telephone  five  business  days  after  the date  that the  proxy  statement  is received.  At such meeting the Voting  Trustees  shall be entitled to vote their decision on the proposals set forth in the proxy materials.  The Voting Trustees shall be  entitled  to vote by  facsimile  or such  other  electronic  form that complies  with  current  electronic  signature  laws.  After such meeting of the
Voting  Trustees,  or lack thereof due to a lack of quorum,  the  Administrative
Voting  Trustee  may vote the  Shares as set forth  above in person or by proxy, waive any  stockholder's  privilege in respect  thereof  (excluding any right or privilege  to  subscribe  for any  increased  stock)  and  consent to any lawful corporate act of Corporation,  as though absolute owner of said stock. No voting right shall pass to others by or under said voting trust certificates,  or by or under this Agreement, or by or under any other agreement, express or implied.

     EIGHTH:  In case any increased or additional stock of the Corporation shall be  offered to the  stockholders  for  subscription,  then,  in such case,  upon receiving  from the holder of any voting  trust  certificate,  prior to the time limited by the Corporation for subscription and payment,  a request to subscribe in his behalf and the money to pay for a stated amount of such  increased  stock
(not in  excess of the  ratable  amount  subscribable  in  respect  of the stock represented by such voting trust  certificate),  Voting Trustees shall make such subscription and payment, and upon receiving from Corporation the certificate or certificates  for the  stock so  subscribed  for;  shall  issue a  voting  trust certificate or voting trust  certificates in respect thereof to the voting trust certificate  holder,  who shall  have  made such  request  and  payment.  Voting
Trustees  shall be free  either for his own  account  or for the  account of any other party, to exercise the right to subscribe for any stock not subscribed. In case any reduction of the stock of Corporation  shall have been duly authorized,
Voting  Trustees  are  hereby  authorized  to make  such  surrender  of stock of
Corporation  held by his hereunder,  pro-rata on behalf of all holders of voting trust  certificates,  as may be required  under the terms pursuant to which such reduction  is to be  effected,  and to  receive  and hold  any and all  stock of
Corporation  issued in exchange for such surrendered  stock.  Following any such action,  the voting trust  certificates  issued and outstanding  pursuant hereto shall be deemed to represent a  proportionately  reduced number of shares.  Upon any duly authorized  agreement of merger or share exchange  becoming  effective,
Voting  Trustees  are  authorized  to  make  such  surrender  of  stock  of  the
Corporation held by him hereunder as may be required thereby, and to receive and hold  hereunder  any and all stock or  securities  issued to him in exchange for such  surrendered  stock or  otherwise.  The  voting  trust  certificates  shall thereupon be deemed to represent a  proportionate  number of the securities then received in exchange by Voting Trustees. In the event of the distribution of the assets of the Corporation  upon the dissolution  thereof,  Voting Trustees shall promptly  distribute  the  amount  thereof  received  by them  according  to the interests of such  registered  holders,  upon the  surrender of the voting trust certificates held by them respectively.  Upon the distribution of such assets by
Voting Trustees, as aforesaid,  this Agreement shall terminate and all liability of the  Voting  Trustees,  or of any of the  persons  acting  as  such,  for the delivery of stock certificates hereunder shall cease and terminate.

     NINTH: In the event of the death,  resignation or other permanent inability an any Voting Trustee to serve as a Voting  Trustee of the said trust,  then the remaining  Voting  Trustees  shall  designate a replacement  Voting Trustee as a successor  Voting  Trustee,  and  in  the  event  of  the  inability  to  find a
replacement   Voting  Trustee,   anything   contained  herein  to  the  contrary
notwithstanding,  this Agreement shall cease and terminate. Such successor shall serve for the  unexpired  term in the place  and  stead of the  original  Voting
Trustee, as above provided, and the authority,  powers, duties, obligations, and limitations  of the  said  original  Voting  Trustee  shall  devolve  upon  such successor with the same effect as if such successor had been the person named as original  Voting  Trustee.  The successor of any person acting as Voting Trustee shall, by written  agreement,  undertake the performance of this voting trust in accordance with its terms.

     TENTH: At any meeting of the stockholders of Corporation the Administrative
Voting Trustee may vote or act in person or by proxy to any other person whether or not such other person is a Voting Trustee,  and any person acting as a Voting
Trustee  may  give  a  power  of  attorney  to  any  other  person  (other  than
Stockholder), whether or not such other person is acting as a Voting Trustee, to sign for him in case of  action  taken in  writing  without  a  meeting.  Voting
Trustee may adopt his own rules of procedure and may vote as  stockholder of the
Corporation in person or by proxy.

     ELEVENTH:  In voting the Shares  issued to Voting  Trustee as  hereinbefore provided,  the Voting  Trustee shall  exercise his best judgment to the end that the  business  and affairs of the  Corporation  shall be properly  managed;  but
Voting Trustee does not assume any responsibility in respect of such management, or in respect of any action taken by Voting Trustee,  or of any person acting as such, or taken in pursuance of his consent thereto,  or in pursuance of his vote
so  cast,   and  no  person   acting  as  a  Voting   Trustee  shall  incur  any
responsibility,  a stockholder;  trustee or otherwise, by reason of any error of law, or of any matter or thing done, except for his own willful misconduct.

     TWELFTH:  The Voting Trustees shall not be entitled to any compensation for their  services as such,  unless such  compensation  is authorized by a majority vote of the persons then holding voting trust certificates hereunder;  but it is expressly  agreed that Voting  Trustees shall be reimbursed for; and indemnified against and saved  harmless from, any and all  liabilities,  costs,  damages and expenses  arising out of his  ownership  in trust of the Shares;  and the Voting
Trustees shall be entitled from time to time to be reimbursed by the Shareholder for any such  liabilities,  costs,  damages  and  expenses,  or the said  Voting
Trustees may deduct the same pro-rata from any distributions  received by him or from any other payments to which such holders of voting trust  certificates  may be entitled hereunder.

     THIRTEENTH:  The Voting Trustees, hereby accept the above trust, subject to all of the terms, conditions and reservations herein contained,  and agrees that he will exercise the powers and perform the duties of Voting  Trustees as herein set forth, according to his best judgment.

     FOURTEENTH.  The Administrative Voting Trustee and the Third Voting Trustee
shall be appointed by Stockholder within 90 days after the effective date of the
Voting Trust  Agreement by giving  written  notice to the Hilliou of their names and addresses  along with a copy of this Agreement  (executed by the Stockholder and Hilliou) as executed by the new Voting Trustees.  Such Voting Trustees shall be licensable in applicable gaming jurisdictions at the time of appointment.

     IN WITNESS  WHEREOF,  this  Agreement  is  executed  as of the day and year first-above written.

WITNESS:                                  VOTING TRUSTEE:

 /s/  Marie Pierson                       /s/  Andre M. Hilliou
------------------------------------     ------------------------------------

WITNESS:                                  VOTING TRUSTEE:

 /s/  Richard M. Krumbein                 /s/  Thomas S. Smith
------------------------------------     ------------------------------------

WITNESS:                                 VOTING TRUSTEE:

 /s/  Richard M. Krumbein                 /s/  Kevin J. Kanouff
------------------------------------     ------------------------------------

 /s/  Alan N. Johnson                        1,900,000
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ALAN N. JOHNSON                          NUMBER OF SHARES